GALATA ACQUISITION CORP.
2001 S Street NW, Suite 320

Washington, DC 20009

July 6, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Folake Ayoola

Re:	Galata Acquisition Corp. Registration Statement on Form S-1 File No. 333-254989

Dear Ms. Ayoola:

Galata Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-254989), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, July 8, 2021, or as soon thereafter as possible.

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Sincerely,

GALATA ACQUISITION CORP.

By:	/s/ Kemal Kaya
Name: Kemal Kaya
Title: Chief Executive Officer

[Signature Page to Acceleration Request]